BOWL AMERICA INCORPORATED

                               ANNUAL REPORT

                      FOR FISCAL YEAR ENDED JUNE 29, 2008


































                                 Irvin Clark
                                  1933-2008

I haven't known anyone who knew more about running a bowling center than Irv Clark. His picture will tell part of the story. It was taken in his father's bowling center in 1940 when Irv was six years old. By 1946, he and his grand-father became the youngest/oldest pair to bowl in an ABC tournament.

Just being a youngster in a bowling center in those years may have been the best possible education for Irv's career. As you might guess, help was scarce during World War II and everybody had to pitch in and do any job that needed doing. Irv had the intelligence and determination to profit from that experience.

He was thus better equipped to be a key element in creating the Bowl America we enjoy today. He served as a Manager, a Regional Manager, Operations Manager and eventually our General Manager and Senior Vice President, and a member of our Board of Directors. In each position, he left us better than he found us.

In September, we mourned the loss of a valued associate and a good friend.

                                                             Leslie Goldberg




















"Markets can remain irrational longer than you can remain solvent."
                                                          John Maynard Keynes

Dear Fellow Owners:

I'm sure that what is important to you today is whether we have taken reasonable steps to help protect Bowl America from the financial turmoil breaking out around us. After all, we have given major emphasis over time to the survival of the enterprise. As of today, we own 17 of our 19 bowling centers. None has a mortgage. In fact, we have no long-term debt. Our payrolls and trade bills are current.

In addition, we have reasonably secure short-term investments approaching
$10 million. Our stock investments are not margined. We, therefore, expect that we have deep protection for our ability to finance our center operations and to support possible expansion. Further, unless there is a runaway panic, we believe that our healthy balance sheet would enable us to borrow if a promising option became available.

But suppose there are serious economic problems. A recent survey reported that 78% of the public intended to cut back recreational expenses in the next three months. We doubt, however, that the prospects for bowling can be as bad as they were in 1938 when my father began putting together the Clarendon Bowling Center. Unemployment was at 17% and the Dow Jones was 150.

Sadly, we don't have an Eddie Goldberg today. But we do have his confidence. And, we do have great locations, our liquid assets, and a staff of managers experienced in providing great customer service and efficient expense control.

I hope you will take comfort, as we work our way through the problems and opportunities of the near term, that we share common objectives. Elsewhere, we have included a page from our original Bowl America Prospectus (dated December 8, 1958) that shows that three of your Directors held stock at the time of that initial issue. Because none of us has sold a share, Bowl America has protected us from the worst of today's financial troubles. As your Directors, we have always felt common stock dividends would treat "insiders" and public holders equitably. It's why we regularly increase dividends as our method of maximizing total shareholder value.

It's been over 20 years since I argued that our owners should be able to profit without the need to dispose of their Bowl America ownership. "Cashing out" should be the last option. Trading stocks requires being right about timing and relative value for both stocks in each replacement transaction. It is probably why over 90% of "professional" traders are out of business in 10 years (see "Fooled by Randomness" by Nassim Nicholas Taleb) and why the public does only half as well as the total market. Too often, we have settled for owning promises rather than real things. What's now becoming of concern is that many people viewed home ownership in the same light as stocks.

It is extremely complicated to shift a country from habits of speculation to ones of real ownership, but it would avoid what is at the heart of the cycles of elation and despair, which, while wonderful on the way up, are devastating on the way down. Speculating has become our "National Narcotic" and withdrawal may be as painful as it is for any junkie.

I am reminded of a story about Winston Churchill during World War II. Supposedly he complained to one of his scientific advisors about the difficulty of finding German submarines and then destroying them. The scientist responded that the Navy should heat the oceans and when it got too uncomfortable for the German submariners they would surface and could be destroyed. Churchill was enthusiastic and asked the scientist how one could possibly heat the ocean.
The scientist responded that that was a tactical question and he only dealt in strategy.

My "strategy" would be to structure our markets and taxation to encourage ownership of businesses, not of certificates, in order to enable the largest number of us to mirror the growth of the economy with our personal investments.

The "tactics" I leave to those who dominate our TVs this election season with their promises of being able to do anything.

Leslie H. Goldberg
President





























                         50 years of excellence

1958 Shirley Tenpin Bowl began it all. It was the FIRST modern tenpin bowling center with automatic pinsetters in the Washington DC area.

              The Company made its first public offering of stock at $2.00 per share on December 8, 1958. A section from the original Prospectus, shown on the following page includes the ownership prior to that issue.

1960 Bowl America Falls Church opened with 24 tenpin lanes and 24 duckpin lanes that were later converted to tenpin lanes. The Company purchased the land and building in 1979.

              The Company entered the Baltimore area market with the opening of Bowl America Glen Burnie in August of 1960. Forty years later, in August 2000, we purchased the land and building.

June 1971     Gross Revenues passed $5 million.

 1971         The Company entered another new market area when
              Bowl America began operating a center in Orlando, Florida, in August 1971. We purchased the center in 1973.

1972 Bowl America Eastern Richmond was the initial venture into the Richmond, Virginia area. Also in Richmond, in July 1972, for the first time, Bowl America bought the land for a bowling center. Bowl America Midlothian was opened about a year later in July 1973.

1975 The Company initiated the first of two pension plans to provide an element of retirement security for its employees when it established the Bowl America Inc. Employees Profit-Sharing Plan. The current employee stock ownership plan that gives our employees the opportunity to become owners of the Company was begun in 1987. All contributions to the plans are made by the Company.

June 1976     Gross Revenues exceeded $10 million.

1976 C. E. Goldberg was honored with the FIRST Victor Lerner Memorial Medal Citation, the Bowling Proprietors' Association of America's most prestigious award, for lifetime of service to the bowling industry, a history that began in the 1930's.

June 1977     Net Earnings surpassed $1 million for FIRST time.
              Stockholders' Equity surpassed $5 million for FIRST time.

1977 We added to our Florida region by building 2 locations in Jacksonville which was then one of the fastest growing areas in the United States. Both new centers opened in the summer of 1977.

June 1979     Bowl America became an American Stock Exchange listed company with the first trade made on June 18, 1979.

1980-1981     Bowl America hosted all three national bowling championship
              tournaments in which women participate.   The Women's
              International Bowling Congress Annual Tournament was held for the first time in the Baltimore-Washington region. Bowl America also hosted the Women's Professional Bowlers Association National
              Championship and the All-American Youth Bowling Championship.

June 1981     Gross Revenues surpassed $15 million.

1983 Shirley Tenpin Bowl (now called Bowl America Shirley) celebrated its 25th Anniversary in a big way! The Company purchased this formerly leased location.

              The 25th Anniversary of the Company was a time to celebrate and celebrate we did! It was a festive and busy time as we thanked our customers for their years of patronage by giving Free Bowling for 25 hours!

1984 Bowl America hosted the National Family Tournament, the only sports competition at the time that offered a national championship to a FAMILY team.

 1985 In 1985, the Company built and moved into its new corporate office on the Bowl America Shirley site.

              Bowl America began bringing bowling to the public with the innovative "Rolling Bowling," a semi-trailer containing an automatic pinsetter and shortened bowling lane. The concept was so well received by schools, fairs and community events that Bowl America created a second Rolling Bowling to handle the many requests for visits!

June 1987     Gross Revenues exceeded $20 million.
              Net Earnings exceeded $2 million.

June 1988     Net Earnings exceeded $3 million.

1988 A tradition of giving to the community was established with Bowl America's Annual Charity Bowl held each year on
              December 24th. The Company donates not only all proceeds for the day, but additional funds as well, to many charity organizations based on suggestions from our customers.

1989 Bowl America produced "Start Out Right," an exclusive teaching video designed to give every customer the opportunity to view and learn from the tape.

June 1989     Gross Revenues exceeded $25 million.
              Net Earnings exceeded $4 million.

1990 CFO magazine, after examining the financial resources and earnings performance of the 6,000 largest public companies over the previous 10 years rated Bowl America as one of America's strongest companies.

1991 The Company paid off the last of its long-term debt eliminating the possibility of defaults of downturn or recession.

June 1995     Stockholders' Equity exceeded $30 million.

1997 Glow-in-the-Dark Bowling was introduced to Bowl America centers. With black lights, laser lights and high-energy music we have created a whole new order of bowling fans.

              "Rolling Rewards," a highly successful incentive program for school students debuted. Students earn a free game of bowling for each "A" on their final report cards.

2000 Bowl America was 74th among more than 10,000 companies with the longest records of increased dividends in Mergent's Dividend Achievers.

2006 Thirty years after C. Edward Goldberg, Ruth Macklin, one of our original owners, our Senior Vice President and Treasurer and member of the Board received the Victor Lerner Memorial Medal Citation for lifetime service to bowling industry. In 2003 the Women's International Bowling Congress honored Ruth with the Gladys M. Banker Friendship Award.

June 2006     Gross Revenues exceeded $30 million.

2006 Bowl America, with its then 34th consecutive year of increased dividends, ranked 21st in longevity of increased dividends out of a survey of 19,000 public companies.

2008          In January 2008, Shirley Tenpin Bowl, the first Bowl
              America bowling center celebrated its 50th Anniversary and the Company paid a Special 50th Anniversary Dividend to its shareholders.
















































Cash dividends paid have been adjusted by multiplying them by a factor which reflects previous stock splits.

Fiscal       Adjusted       Stock           Fiscal       Adjusted        Stock
 Year     Cash Dividend    Dividend          Year     Cash Dividend    Dividend

1959           $0.00           2%            1990          $2.94
1969             .05                         1991           3.15
1970             .05                         1992           3.30
1971             .10                         1993           3.46
1972             .10          50%            1994           3.61
1973             .10                         1995           3.72
1974             .17                         1996           3.92         100%
1995             .20                         1997           3.98
1976             .34                         1998           4.13
1977             .40                         1999           4.23
1978             .46          50%            2000           4.34
1979             .54                         2001           4.88           5%
1980             .60                         2002           5.24           5%
1981             .73                         2003           5.47
1982             .83                         2004           5.92
1983             .94                         2005           6.15
1984            1.07          25%            2006           6.38
1985            1.15                         2007           6.49
1986            1.29          20%            2008          $7.86
1987            1.41
1988            1.79
1989           $2.48          50%



                          Ownership of Securities

     The following table sets forth the ownership of the shares of the stock of the Company as of October 31, 1958 and the holdings of all directors and officers of the Company as a group:

NAME AND ADDRESS                CLASS        NUMBER OF      % OF OUTSTANDING
                                           SHARES OWNED         SHARES

C Edward Goldberg               Common        75,000             25

Mrs. Ida Goldberg (1)           Common        16,666              5.56
2618 East West Highway
Chevy Chase, Maryland

Merle S. Goldberg (1)           Common        16,667              5.56
2618 East West Highway
Chevy Chase, Maryland

Leslie H. Goldberg (1)          Common        16,667              5.56
West End Apartments
78th St. & West End Ave
New York, New York

Sollie Katzman, M.D.            Common        58,333             19.45

Samuel F. Higger                Common        29,167              9.72

Mrs. Marie Higger (2)           Common        29,167              9.72
4545 Connecticut Ave, NW
Washington, D.C.

Samuel Sobkov                   Common        31,666             10.56

Mrs. Minnie Sobkov (3)          Common        10,000              3.33
3804 Dorchester Road
Baltimore, Maryland

Mrs. Ruth Macklin (3)           Common         8,333              2.78
140 West 79th Street
New York, New York

Theodore S. Sobkov              Common         8,333              2.78
2909 Wynhan Street
Baltimore, Maryland

All directors and
officers as a group             Common       194,166             64.72


(1)  Mrs. Ida Goldberg is the wife, Merle S. Goldberg the daughter, and Leslie
     H. Goldberg the son, of C. Edward Goldberg.
(2)  Mrs. Marie Higger is the wife of Samuel Higger.
(3) Mrs. Minnie Sobkov is the wife, Mrs. Ruth Macklin the daughter, and Theodore S. Sobkov the son, of Samuel Sobkov.








                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES
                       CONSOLIDATED SUMMARY OF OPERATIONS

Selected Financial Data

                                      For the Years Ended
                       June 29,     July 1,     July 2,     July 3,    June 27,
                         2008        2007        2006        2005         2004
                     __________________________________________________________

Operating Revenues   $30,103,846 $31,974,336 $30,320,251 $28,607,145 $28,433,689
Operating Expenses    25,790,753  26,481,388  25,410,113  23,435,145  23,539,032
Interest and dividend
 Income                  811,205     863,983     655,818     609,963     413,738
Investment Earnings
 (loss)                  267,237      (3,613)       -        151,817        -
Gain on Sale of Land,
 Buildings and
 Equipment                45,368      15,557      23,028      65,531   2,201,240
                      __________  __________   _________   _________   _________
Earnings before pro-
 vision for income
 taxes                 5,436,903   6,368,875   5,588,984   5,999,311   7,509,635
 Provision for income
 taxes                 1,902,363   2,179,932   1,949,409   2,150,030   2,807,896
                      __________  __________  __________  __________  __________

Net Earnings         $ 3,534,540 $ 4,188,943 $ 3,639,575 $ 3,849,281 $ 4,701,739

Weighted Average
 Shares Outstanding
 Basic & Diluted       5,135,693   5,136,499   5,136,968   5,137,773   5,138,559

Earnings Per Share
 Basic & Diluted          $.69        $.82        $.71        $.75        $.91

Net Cash Provided by
 Operating Activities $3,499,703  $6,101,075  $4,292,512  $5,503,187  $5,501,857

Cash Dividends Paid   $3,543,631  $2,927,853  $2,876,696  $2,774,419  $2,672,062
Cash Dividends Paid
 Per Share-Class A        $.69        $.57        $.56        $.54        $.52

          -Class B        $.69        $.57        $.56        $.54        $.52

Total Assets         $44,056,750 $45,834,730 $43,130,385 $42,548,998 $40,579,581

Stockholders' Equity $38,214,963 $39,337,237 $37,088,954 $36,191,662 $34,896,581
Net Book Value Per
 Share                   $7.44       $7.66       $7.22       $7.04       $6.79
 Net Earnings as a %
 of Beginning Stock-
 holders' Equity          9.0%       11.3%       10.1%       11.0%       14.3%

Lanes in Operation         756         756         756         716         716
Centers in Operation        19          19          19          18          18







          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

    Cash flow provided by operating activities in fiscal 2008 was $3,500,000 which was sufficient to meet day-to-day cash needs. Short-term investments consisting mainly of Certificates of Deposits, cash and cash equivalents totaled $8,404,000 at the end of fiscal 2008 compared to $9,013,000 at the end of fiscal 2007. In the third quarter of fiscal 2007, a bowling center in Falls Church, Virginia, was temporarily closed due to roof damage caused by an ice storm. The building remained closed for repairs through the first three quarters of fiscal 2008, reopening on March 31, 2008, the first day of the fiscal fourth quarter.

    During fiscal year 2008, the Company expended approximately $740,000 for the purchase of entertainment and restaurant equipment. In May 2008, the Company purchased and received bowling pins totaling approximately $246,000.

    The Company is seeking property for the development of new bowling centers. The Company has made no application for third party funding as cash and cash flows are sufficient to finance all contemplated purchases and to meet short-term purchase commitments and operating lease commitments.

    The Company's position in marketable equity securities, primarily telecommunication stocks, is a further source of expansion capital. These marketable securities are carried at their fair value on the last day of the year. The value of the securities on June 29, 2008 was approximately $4.3 million compared to $6.1 million at July 1, 2007, prior to disposition of Alltel and Avaya stock. During the second quarter of fiscal 2008, the Company received approximately $291,000 from the combination of the sale of its Alltel holdings and the mandatory conversion of Avaya stock for cash.

    Cash dividends totaling $3.5 million, or $.69 per share, including a $.10 per share special dividend on the 50th anniversary of the opening of Bowl America's first location, were paid to shareholders during the 2008 fiscal year, making this the thirty-sixth consecutive year of increased dividends per share. In June 2008, the Company declared a quarterly $.15 per share dividend paid in August 2008. While no factors requiring a change in the dividend rate are yet apparent, the Board of Directors decides the amount and timing of any dividend at its quarterly meeting based on its appraisal of the state of the business and estimate of future opportunities.

RESULTS OF OPERATIONS

    Fiscal years 2008 and 2007 each consisted of 52 weeks. The Company temporarily closed its existing Falls Church, Virginia, bowling center in February 2007 when its roof was damaged by an ice storm. The center reopened on March 31, 2008. In fiscal 2008, eighteen centers were in operation for the first nine months and nineteen centers were operating during the final three months. In fiscal 2007, until the ice storm occurred about half-way through the third quarter, nineteen centers were in operation. All comparisons in this discussion and throughout the report are affected by the change in the number of centers in operation in fiscal years 2008 and 2007.

    Management has not completed its analysis of expected business interruption insurance recovery for the closed center, but the Company believes it will recover $800,000 of lost income, included in Operating Revenues, for the period July 2, 2007 through June 29, 2008. Estimated insurance recovery of $440,000 was included in the same category in fiscal 2007. The amounts are net after expenses and are allocated to Bowling and other and Food, beverage and merchandise sales.

    Operating revenues decreased $1,870,000 or about 6% in fiscal 2008 and increased $1,654,000 or about 5% in fiscal 2007. Bowling and other revenue decreased $1,446,000 or 6% in fiscal 2008 and increased $1,241,000 or 6% in fiscal 2007. Food, beverage and merchandise sales declined $425,000 or 5% in fiscal 2008 and rose $413,000 or 5% in fiscal 2007.

    Total operating expense decreased $691,000 or 3% in fiscal 2008 and increased $1,071,000 or 4% in fiscal 2007. Costs for employee compensation and benefits were down 2% in fiscal 2008 and up 5% in the prior year period. Included in this category of expense are contributions to our two benefit plans, both of which are defined contribution plans. There is no additional obligation beyond the current year contribution.

    Cost of bowling and other services decreased 1% and increased 3% in fiscal years 2008 and 2007, respectively. Maintenance expense decreased 13% in fiscal 2008 and increased 4% in fiscal 2007. Supplies expense dropped 10% in fiscal 2008 and was up 17% in fiscal 2007. In the prior year point-of-sale systems and entertainment supplies were responsible for the majority of the increase.

    Advertising costs decreased $41,000 or 7% in fiscal 2008 compared to a decrease of $91,000 or 13% in fiscal 2007. Utility costs were up 3% in fiscal 2008 and 4% in fiscal 2007.

    Rent expense declined 13% in fiscal year 2008 and was up 7% fiscal year 2007 primarily as a result of changes in percentage rent at a leased location. Insurance expense, excluding health and life, increased 3% in fiscal 2008 and declined 6% in fiscal 2007.

    Depreciation expenses decreased $154,000 or 8% in fiscal year 2008 as no depreciation expense was recorded for Falls Church for the period of its closure. Depreciation expense increased $253,000 or 15% in fiscal 2007, the first full year of operation for the Short Pump location.

    Operating income in fiscal 2008 decreased approximately 21% to $4.3 million from $5.5 million in fiscal 2007.

    Interest and dividend income decreased 6% in fiscal 2008 as a result of lower investment balances and lower interest rates. In fiscal 2007 the same category increased 32% in part from a one-time dividend on a telecom stock.

    Investment earnings of $267,000 on the Alltel and Avaya transactions mentioned above, were recorded in fiscal 2008.

    Effective income tax rates for the Company were 35% for fiscal 2008, and 34.4% for fiscal 2007, the difference from statutory rates being primarily for the partial exclusion of dividends received on investments and the state tax exemption for interest on U.S. Government obligations.

    Net earnings in fiscal 2008 were $3.5 million or $.69 per share compared to $4.2 million or $.82 per share in fiscal 2007.
CRITICAL ACCOUNTING POLICIES

     We have identified accounting for marketable investment securities under SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" as a critical accounting policy due to the significance of the amounts included in our balance sheet. The Company exercises judgment in determining the classification of its investment securities as available-for-sale and in determining their fair value. The Company records these investments at their fair value based on quoted market prices with the unrealized gain or loss recorded in accumulated other comprehensive income, a component of stockholders' equity, net of deferred taxes. Additionally, from time to time the Company must assess whether write-downs are necessary for other than temporary declines in value.

     We have identified accounting for the impairment of long-lived assets under SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets as a critical accounting policy due to the significance of the amounts included in our balance sheet under the caption of Land, Buildings and Equipment. The Company reviews long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. In making such evaluations, the Company compares the expected future cash flows to the carrying amount of the assets. An impairment loss equal to the difference between the assets' fair value and carrying value is recognized when the estimated undiscounted future cash flows are less than the carrying amount.





MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER
         MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) Market Information
The principal market on which the Company's Class A Common Stock is traded is the American Stock Exchange. The Company's Class B Common Stock is not listed on any exchange and is not traded. This stock can be converted to Class A Common Stock at any time. The table below presents the high and low sales price range of the Company's Class A stock in each quarter of fiscal 2008 and 2007.



       2008        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High        $17.35      $16.28      $15.91      $15.75
       Low         $16.10      $15.76      $15.20      $13.75



       2007        1st Qtr     2nd Qtr     3rd Qtr     4th Qtr
       _______________________________________________________
       High        $14.68      $15.85      $16.80      $17.05
       Low         $14.35      $14.31      $15.75      $16.52


(b) Holders
The approximate number of holders of record of the Company's Class A Common Stock as of June 29, 2008 is 392 and of the Company's Class B Common Stock is 26.




















                  BOWL AMERICA INCORPORATED AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS

                                            June 29, 2008         July 1, 2007
ASSETS
Current Assets
  Cash and cash equivalents (Note 2)          $ 2,129,512          $ 1,547,345
  Short-term investments (Note 3)               6,274,274            7,465,611
  Inventories                                     800,559              581,705
  Prepaid expenses and other                    1,959,849            1,067,523
  Income taxes refundable                         366,984               36,555
  Current deferred income taxes (Note 7)           27,141               29,154
                                               __________           __________
  Total Current Assets                         11,558,319           10,727,893
                                               __________           __________
Land, Buildings and Equipment, Net (Note 4)    24,860,760           25,887,241
                                               __________           __________
Other Assets
  Marketable investment securities (Note 3)     7,008,263            8,620,817
  Cash surrender value-officers'life insurance    529,628              502,099
  Other                                            99,780               96,680
                                               __________           __________
  Total Other Assets                            7,637,671            9,219,596
                                               __________           __________

TOTAL ASSETS                                  $44,056,750          $45,834,730
                                               ==========           ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                            $   919,760          $   919,297
  Accrued expenses                              1,147,524            1,067,203
  Dividends payable                               770,353              744,679
  Other current liabilities                       332,385              330,372
                                                _________            _________
Total Current Liabilities                       3,170,022            3,061,551

Long-Term Deferred Compensation                    54,621               59,224
Non-current Deferred Income Taxes (Note 7)      2,617,144            3,376,718
                                                _________            _________
TOTAL LIABILITIES                               5,841,787            6,497,493
                                                _________            _________
Commitments and Contingencies (Note 5)

Stockholders' Equity (Note 8)
  Preferred stock, par value $10 a share
   Authorized and unissued 2,000,000 shares
  Common stock, par value $.10 per share
   Authorized 10,000,000 shares
    Class A outstanding
     3,667,228 and 3,667,254                      366,722              366,725
    Class B outstanding 1,468,462 shares          146,846              146,846
  Additional paid-in capital                    7,478,838            7,478,876
  Accumulated other comprehensive earnings-
    Unrealized gain on available-for-sale
     securities, net of tax                     2,281,121            3,368,192
  Retained earnings                            27,941,436           27,976,598
                                               __________           __________
TOTAL STOCKHOLDERS' EQUITY                    $38,214,963          $39,337,237
                                               __________           __________
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $44,056,750          $45,834,730
                                              ===========           ==========
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.




















































                 BOWL AMERICA INCORPORATED AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF EARNINGS & COMPREHENSIVE EARNINGS

                                                    For the Years Ended
                                               June 29, 2008     July 1, 2007

Operating Revenues
 Bowling and other                               $21,430,757      $22,876,620
 Food, beverage and merchandise sales              8,673,089        9,097,716
                                                  __________       __________
                                                  30,103,846       31,974,336
                                                  __________       __________
Operating Expenses
 Compensation and benefits                        13,749,121       14,016,650
 Cost of bowling and other                         6,877,826        6,956,702
 Cost of food, beverage and
   merchandise sales                               2,532,285        2,673,667
 Depreciation and amortization                     1,764,226        1,918,595
 General and administrative                          867,295          915,774
                                                  __________       __________
                                                  25,790,753       26,481,388
                                                  __________       __________
Operating Income                                   4,313,093        5,492,948

 Interest and dividend income                        811,205          863,983
 Investment earnings (loss)                          267,237           (3,613)
 Gain on sale of land, buildings and equipment        45,368           15,557
                                                   __________       __________
Earnings before provision for income taxes         5,436,903        6,368,875
                                                  __________       __________
Provision for income taxes(Note 7)
 Current                                           2,022,306        2,118,337
 Deferred                                           (119,943)          61,595
                                                  __________       __________
                                                   1,902,363        2,179,932
                                                  __________       __________
Net Earnings                                     $ 3,534,540      $ 4,188,943
                                                  __________       __________
Earnings Per Share-Basic & Diluted                      $.69             $.82
                                                         ___              ___

Net Earnings                                     $ 3,534,540      $ 4,188,943

Other Comprehensive (Loss) Gain Net of Tax
 Unrealized gain on available-for-sale securities,
   net of (543,668) and 602,769                     (926,896)       1,027,254
 Reclassification adjustment for (gain) loss
 included in net income net of 98,797 and (1,335)   (160,175)           2,373
                                                   __________       __________
Comprehensive Earnings                           $ 2,447,469      $ 5,218,570
                                                  __________       __________


The accompanying notes to the consolidated financial statements are an integral part of these financial statements.


                            BOWL AMERICA INCORPORATED AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                         COMMON STOCK                             Accumulated
                           _______________________________________   Additional      Other
                           Class A    Class A   Class B    Class B    Paid-In    Comprehensive    Retained
                            Shares     Amount    Shares     Amount     Capital      Earnings       Earnings
___________________________________________________________________________________________________________
Balance, July 2, 2006     3,668,430  $366,843  1,468,462  $146,846   $7,480,615   $2,338,565   $26,756,085
 Purchase of stock           (1,176)     (118)      -         -          (1,739)        -          (15,063)
 Cash dividends paid           -         -          -         -            -            -       (2,208,688)
Accrued dividends declared
  June 19, 2007, payable
  August 10, 2007              -         -          -         -            -            -         (744,679)
Change in unrealized gain on
  available-for-sale securities
  (shown net of tax)           -         -          -         -            -       1,027,254          -
Reclassification adjustment
  for loss included in net income,
  net of tax                   -         -          -         -            -           2,373          -
Net earnings for the year      -         -          -         -            -            -        4,188,943
__________________________________________________________________________________________________________
Balance, July 1, 2007     3,667,254  $366,725  1,468,462  $146,846   $7,478,876   $3,368,192   $27,976,598
Purchase of stock               (26)       (3)      -         -             (38)        -             (397)
Cash dividends paid            -         -          -         -            -            -       (2,798,952)

Accrued dividends declared
  June 17, 2008, payable
  August 6, 2008               -         -          -         -            -            -         (770,353)
Change in unrealized gain on
  available-for-sale securities
  (shown net of tax)           -         -          -         -            -        (926,896)         -
Reclassification adjustment
  for gain included in net income,
    net of tax                 -         -          -         -            -        (160,175)         -
Net earnings for the year      -         -          -         -            -            -        3,534,540
__________________________________________________________________________________________________________
Balance, June 29 2008     3,667,228  $366,722  1,468,462  $146,846   $7,478,838   $2,281,121   $27,941,436

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.













































                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         June 29,     July 1,
                                                           2008        2007
Cash Flows From Operating Activities
 Net earnings                                          $3,534,540  $4,188,943
Adjustments to reconcile net earnings to
  net cash provided by operating activities:
   Depreciation and amortization                        1,764,226   1,918,595
   (Decrease) increase in deferred income tax            (119,943)     61,595
   Gain on disposition of assets-net                      (45,368)    (15,557)
   (Gain) loss on sale of available-for-sale
    securities                                           (267,237)      3,613
 Changes in assets and liabilities:
   (Increase) decrease in inventories                    (218,854)     43,762
   Increase in prepaid expenses and other                (892,326)    (20,615)
   (Increase) decrease in income taxes refundable        (330,429)    136,318
   Increase in other long-term assets                      (3,100)     (4,205)
   Increase in accounts payable                               463       8,747
   Increase (decrease) in accrued expenses                 80,321    (147,577)
   Increase (decrease) in other current liabilities         2,013     (65,547)
   Decrease in long-term deferred compensation             (4,603)     (6,997)
                                                        _________   _________
Net cash provided by operating activities              $3,499,703  $6,101,075
                                                        _________   _________
Cash Flows from Investing Activities

  Expenditures for land, buildings, equipment            (740,277)   (802,065)
  Sale of assets                                           47,900      59,650
  Sales and maturities (purchases) of
   short-term investments                               1,191,337  (1,820,315)
  Purchases of marketable securities                     (135,831)   (124,425)
  (Increase) decrease in cash surrender value             (27,528)      3,565
  Proceeds from sale of marketable securities             290,932      18,946
                                                        _________   _________
Net cash provided by (used in) investing activities       626,533  (2,664,644)
                                                        _________   _________
Cash Flows from Financing Activities
  Payment of cash dividends                            (3,543,631) (2,927,853)
  Purchase of Class A Common Stock                           (438)    (16,920)
                                                        _________   _________
Net cash used in financing activities                  (3,544,069) (2,944,773)
                                                        _________   _________
Net Increase in Cash and Cash Equivalents                 582,167     491,658
                                                        _________   _________
Cash and Cash Equivalents, Beginning of Year            1,547,345   1,055,687
                                                        _________   _________
Cash and Cash Equivalents, End of Year                 $2,129,512  $1,547,345
                                                        =========   =========

Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for
   Income taxes                                        $2,352,735  $1,993,078

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.




















                   BOWL AMERICA INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization
    Bowl America Incorporated is engaged in the operation of 19 bowling centers, with food and beverage service in each center. Ten centers are located in metropolitan Washington D.C., one center in metropolitan Baltimore, Maryland, one center in metropolitan Orlando, Florida, four centers in metropolitan Richmond, Virginia, and three centers in metropolitan Jacksonville, Florida. These 19 centers contain a total of 756 lanes.
The Company operates in one segment.

Principles of Consolidation
    The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiary corporations. All significant inter-company items have been eliminated in the consolidated financial statements.


Fiscal Year
    The Company's fiscal year ends on the Sunday nearest to June 30. Fiscal year 2008 ended June 29, 2008, and fiscal year 2007 ended July 1, 2007. Fiscal years 2008 and 2007 each consisted of 52 weeks.

Estimates
    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates include the deferred compensation liability for executives and key employees including survivor benefits, depreciation expense, cash surrender value of officers' life insurance, the Federal and State income taxes (current and deferred), and market assumptions used in estimating the fair value of certain assets such as marketable securities and long-lived assets.


Revenue Recognition
    The Company records revenue for fees charged for use of bowling lanes and other facilities at the time the services are provided. Food, beverage and merchandise sales are recorded as revenue at the time the product is given to the customer.

Depreciation and Amortization
    Depreciation and amortization for financial statement purposes are calculated by use of the straight-line method. Amortization of leasehold improvements is calculated over the estimated useful life of the asset or term of the lease, whichever is shorter. The categories of property, plant, and equipment and the ranges of estimated useful lives on which depreciation and amortization rates are based are as follows:

              Bowling lanes and equipment             3-10 years
              Building and building improvements     10-39 years
              Leasehold improvements                  5-10 years
              Amusement games                          3-5 years

    Maintenance and repairs and minor replacements are charged to expense when incurred. Major replacements and betterments are capitalized. The accounts are adjusted for the sale or other disposition of property, and the resulting gain or loss is credited or charged to income.


Impairment of Long-Lived Assets
    The Company reviews long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. In making such evaluations, the Company compares the expected future cash flows to the carrying amount of the assets. An impairment loss, equal to the difference between the assets' fair value and carrying value, is recognized when the estimated undiscounted future cash flows are less than the carrying amount.

Dividends
    It is the Company's policy to accrue a dividend liability at the time the dividends are declared.

Advertising Expense
    It is the Company's policy to expense advertising expenditures as they are incurred. The Company's advertising expenses for the years ending June 29, 2008, and July 1, 2007, were $549,548 and $590,767, respectively.

Inventories
    Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories consist of resale merchandise including food and beverage and bowling supplies.

Income Taxes
    Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under this method, deferred income tax liabilities and assets are based on the differences between the financial statement and tax bases of assets and liabilities, using tax rates currently in effect. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

Investment Securities
    The Company accounts for its investments in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". All of the Company's readily marketable debt and equity securities are classified as available-for-sale. Accordingly these securities are recorded at fair value with any unrealized gains and losses excluded from earnings and reported, net of deferred taxes, within a separate component of stockholders' equity until realized. Realized gains or losses on the sale of debt and equity securities are reported in earnings and determined using the adjusted cost of the specific security sold.



Earnings Per Share
    Earnings per share basic and diluted, have been calculated using the weighted average number of shares of Class A and Class B common stock outstanding of 5,135,693, and 5,136,499, for fiscal years 2008 and 2007, respectively.

Comprehensive Earnings
    In accordance with SFAS No. 130 "Reporting Comprehensive Income", a consolidated statement of comprehensive earnings reflecting the aggregation of net earnings and unrealized gain or loss on available-for-sale securities, the Company's principal components of other comprehensive earnings, has been presented for each of the two years in the period ended June 29, 2008.

Cash and Cash Equivalents
    For purposes of the consolidated statements of cash flows, the Company considers money market funds, certificates of deposits, and repurchase agreements with original maturities of three months or less to be cash equivalents. The Company maintains cash accounts which may exceed Federally insured limits during the year, but does not believe that this results in any significant credit risk.

Other Current Liabilities
    Other current liabilities include prize fund monies held by the Company for bowling leagues. The funds are returned to the leagues at the end of the league bowling season. At June 29, 2008, and July 1, 2007 other current liabilities included $334,785, and $317,973, respectively, in prize fund monies.

Reclassifications
     Certain previous year amounts have been reclassified to conform with the current year presentation.

New Accounting Standards
    Financial Accounting Standards Board Interpretation (FIN) No. 48,
" Accounting for Uncertainty in Income Taxes" was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". FIN 48 requires all taxpayers to analyze all material positions they have taken or plan to take in all tax returns that have been filed or should have been filed with all taxing authorities for all years still subject to challenge by those taxing authorities. If the position taken is "more-likely-than-not" to be sustained by the taxing authority on its technical merits and if there is more than a 50% likelihood that the position would be sustained if challenged and considered by the highest court in the relevant jurisdiction, the tax consequences of that position should be reflected in the taxpayer's GAAP financial statements. Earlier proposed interpretations of SFAS 109 had recommended a "probable" standard for recognition of tax consequences rather than the "more-likely-than-not" standard finally adopted. The Company was required to implement FIN 48 on July 2, 2007. Consequently, the Company analyzed its tax positions and determined that no material tax positions recognition criteria are different under the new standard.

    In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles. SFAS No. 162 is effective 60 days following approval by the Securities and Exchange Commission of the Public Company Accounting Oversight Board's amendments to AU Section 411,
 The Meaning of Present Fairly in Conformity with Generally Accepted
Accounting Principles. The Company does not believe this statement will have a material impact on its financial position or results of operations.

    In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts - An interpretation of FASB Statement No. 60". SFAS No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance disclosures about the insurance enterprise's risk-management activities. SFAS No. 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The Company does not believe this statement will have a material impact on its financial position or results of operations.


2.  CASH AND CASH EQUIVALENTS
    Cash and cash equivalents consisted of the following:

                                              June 29,         July 1,
                                                2008            2007
     Demand deposits and cash on hand       $1,015,558      $  482,667
     Money market funds                        175,645         175,645
     Repurchase agreements                     938,309         889,033
                                             _________       _________

                                            $2,129,512      $1,547,345


3.  INVESTMENTS
    The Company's marketable securities are categorized as available-for-sale securities as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The cost for marketable securities was determined using the specific identification method. The fair values of marketable securities are estimated based on the quoted market price for those securities. Short-term investments consist of certificates of deposits and U.S. Treasury securities with maturities of generally three months to one year. At June 29, 2008, the fair value of short-term investments was $6,274,274. At July 1, 2007, the fair value of short-term investments was $7,465,611. Non-current investments are marketable securities which primarily consist of telecommunications stocks and a mutual fund that invests in mortgage backed securities. Unrealized gains and losses are reported as a component of accumulated other comprehensive earnings in Stockholders' Equity.

As of June 29, 2008, the Company had $21,130 of gross unrealized losses from its investments in federal agency mortgage backed securities which had a fair value of $2,673,962. As of July 1, 2007, $81,216 gross unrealized losses were from its investments in federal agency mortgage backed securities which had a fair value of $2,479,493.

    The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 29, 2008.

              Less Than 12 Months    12 Months or Greater            Total
              ___________________    ____________________    __________________
               Fair    Unrealized    Fair      Unrealized    Fair    Unrealized
               Value     Losses      Value       Losses      Value     Losses
              ___________________    ____________________   ___________________

Mutual fund  $   -       $  -       $2,673,962   $21,130    $2,673,962  $21,130


    During fiscal 2008, the cumulative losses on the Company's investments in the mutual fund holding mortgage-backed securities, primarily Government National Mortgage Association ("Ginnie Mae"), decreased by approximately $60,000 from $80,000 at the end of the previous year to an unrealized loss of $20,000 as of June 29, 2008. The value of these investments fluctuate based upon the market interest rates and credit quality. To mitigate credit quality risk, the contractual cash flows of the underlying investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the cost of the Company's investment. The Company does not consider these investments to be other-than-temporarily impaired at June 29, 2008.

     The following table summarizes the cost and approximate fair values of equity securities available-for-sale as of June 29, 2008, and July 1, 2007 as follows:


                                   Original      Unrealized        Fair
                                     Cost           Gain          Value
___________________________________________________________________________
June 29, 2008
Securities available-for-sale      $710,799      $3,623,502      $4,334,301

July 1, 2007
Securities available-for-sale      $734,496      $5,406,828      $6,141,324


     This portfolio includes the following telecommunications stocks:

     82,112 shares of AT&T
      2,000 shares of Embarq
        354 shares of Fairpoint Communications
        939 shares of Idearc
        475 shares of LSI
      9,969 shares of Qwest
     40,000 shares of Sprint Nextel
     18,784 shares of Verizon
     11,865 shares of Vodafone
      4,079 shares of Windstream
    In the year ended June 29, 2008, the Company recorded a pre-tax gain of $267,237 from the combination of the sale of its holdings in Alltel and the mandatory conversion of Avaya stock for cash. In the year ended July 1, 2007, the Company sold its holdings in Lucent Technologies for a pre-tax loss of $3,613.


4.  LAND, BUILDINGS, AND EQUIPMENT
    Land, buildings, and equipment, as cost, consisted of the following:


                                              June 29,         July 1,
                                                2008            2007

Buildings                                   $17,541,393     $17,541,393
Leasehold and building improvements           7,031,329       6,787,535
Bowling lanes and equipment                  22,079,218      21,884,653
Land                                         10,590,450      10,590,450
Amusement games                                 844,343         814,345
Bowling lanes and equipment not yet in use      171,630         150,107
                                             __________      __________
                                             58,258,363      57,768,483
Less accumulated depreciation and
  amortization                               33,397,603      31,881,242
                                             __________      __________
                                            $24,860,760     $25,887,241


    Depreciation and amortization expense for buildings and equipment for fiscal years 2008 and 2007 was $1,764,226, and $1,918,595, respectively.
No depreciation expense was recorded for Bowl America Falls Church during the period when it was closed. The Company includes construction in progress costs in the bowling lanes and equipment not yet in use category until completion of the project. Bowling lanes and equipment not yet in use are not depreciated.


5.  COMMITMENTS AND CONTINGENCIES
    In February 2007, the Company temporarily closed an existing bowling center in Falls Church, Virginia when its roof was damaged by an ice storm. The center reopened on March 31, 2008. The Company has business interruption insurance that management believes will cover the lost income of the center while repairs were being made. At June 29, 2008, no final settlement of the loss has taken place. The Company believes that a reasonable estimate for the amount to be recovered is $1,240,000 from the date of the roof damage through June 29, 2008. In fiscal years 2008 and 2007, $800,000 and $440,000, respectively, were recognized as revenue and receivables for those amounts are included in Prepaid expenses and other on the Consolidated Balance Sheets at June 29, 2008 and July 1, 2007, respectively. The estimate was based on the average yearly percentage change in revenues between 2007 fiscal year and 2006 fiscal year multiplied by the prior year earnings of that center and subtracting the year to date earnings up until the roof collapse.



Lease Commitments
    The Company and its subsidiaries are obligated under long-term real estate lease agreements for two bowling centers. Certain of the Company's real estate leases provide for additional annual rents based upon total gross revenues and increases in real estate taxes and insurance.

    At June 29, 2008, the minimum fixed rental commitments related to all non-cancelable leases, were as follows:

           Year Ending
           2009                                       $272,951
           2010                                        103,413
           2011                                         88,000
           2012                                         88,000
           2013                                         88,000
           Thereafter                                   80,667
                                                       _______
           Total minimum lease payments               $721,031



    Net rent expense was as follows:
                                               For the Years Ended
                                                June 29,   July 1,
                                                  2008      2007

Minimum rent under operating leases             $272,950  $272,704
Excess percentage rents                            4,744    46,562
                                                 _______   _______
                                                $277,694  $319,266



Purchase Commitments
    The Company's purchase commitments at June 29, 2008 are for materials, supplies, services and equipment as part of the normal course of business.

6.  PROFIT-SHARING AND ESOP PLAN
    The Company has two defined contribution plans. The first is a profit-sharing plan which, generally, covers all employees who on the last day of the fiscal year or December 29 have been employed for one year with at least one thousand hours of service. The Plan provides for Company contributions as determined by the Board of Directors. For the years ended June 29, 2008, and July 1, 2007, contributions in the amount of $125,000, and $140,000, respectively, were charged to operating expense.

    Effective March 31, 1987, the Company adopted an Employee Stock Ownership Plan (ESOP) which generally covers all individuals who were employed at the end of the fiscal year and had one thousand or more hours of service during that fiscal year. The Plan provides for Company contributions as determined by the Board of Directors. The value of the Company's contributions to the Plan for fiscal years 2008 and 2007 was $125,000, and $140,000, respectively.

    The Company has no defined benefit plan or other post retirement plan.





7.  INCOME TAXES
    The significant components of the Company's deferred tax assets and liabilities were as follows:
                                               June 29,         July 1,
                                                 2008            2007
         Deferred tax:
            Land, buildings, and equipment   $1,259,692       $1,412,809
            Unrealized gain on available-
              for-sale securities             1,356,702        1,969,749
            Prepaid expenses and other          (26,391)         (34,994)
                                              _________        _________
         Deferred tax liabilities            $2,590,003       $3,347,564

    Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate to income before tax for the following reasons:

                              For the Years Ended
                                  2008    2007


Taxes computed at
 statutory rate                   34.0%   34.0%
State income taxes, net
 of Federal income tax
 benefit                           3.8     2.0
Dividends received
 exclusion                        (2.5)    (.9)
All other-net                      (.3)    (.7)
                                  ____    ____
                                  35.0%   34.4%



8.  STOCKHOLDERS' EQUITY
    The Class A shares have one vote per share voting power. The Class B shares may vote ten votes per share and are convertible to Class A shares at the option of the stockholder.

    At June 29, 2008, and July 1, 2007, the Company had $39,093 in employee loans related to the issuance of shares. These loans are secured by the shares of the Company's common stock acquired and are full recourse notes. The notes bear interest at rates of 3 1/2% to 5% and are payable over a term of three years from the date of the agreements which range from 2007 to 2008. These employee loans have been recorded as a reduction of additional paid-in capital.

9. DEFERRED COMPENSATION
   Deferred compensation payable was a total of $54,621 at June 29, 2008, and $59,224 at July 1, 2007. The current portion of these amounts is $8,113 at June 29, 2008, and $7,272 at July 1, 2007, and is included in accrued expenses.









Aronson & Company                                 700 King Farm Boulevard
                                                  Rockville, Maryland 20850
                                                  Phone 301.231.6200
                                                  Fax 301.231.7630

        REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors and Stockholders
Bowl America Incorporated
Alexandria, Virginia

We have audited the accompanying consolidated Balance Sheets of Bowl America Incorporated and Subsidiaries as of June 29, 2008 and July 1, 2007, and the related Consolidated Statements of Earnings and Comprehensive Earnings, Stockholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bowl America Incorporated and Subsidiaries as of June 29, 2008 and July 1, 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109", July 2, 2007.

Aronson & Company
Rockville, Maryland
September 24, 2008






















Corporate Information

Directory

Transfer Agent and Registrar

Branch Banking & Trust Company
223 West Nash Street
Wilson, NC  27894

Auditors

Aronson & Company

Corporate Offices

6446 Edsall Road
Alexandria, VA  22312
703 941-6300

Mailing Address

PO Box 1288
Springfield, VA  22151

Counsel

Foley & Lardner

Symbol

AMEX
BWLA

Web site
www.bowlamericainc.com